SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of January


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                Form 20-F __X__                 Form 40-F _____


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                Yes _____                       No __X__



       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

      1. The English language press release of Van der Moolen Holding N.V. dated January 7, 2004, announcing recent developments.

         Van der Moolen Signs Agreement To Sell VDM UK Bonds

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Jan. 7, 2004--Van der Moolen, specialists, market makers and proprietary traders, announced today that it has signed an agreement to sell 100% of its Van der Moolen UK Ltd. subsidiary (VDM Bonds) to Zions Bancorporation (Nasdaq:
ZION). The transaction is subject to approval by U.S. and U.K. regulatory authorities, and closing is anticipated at the end of March, 2004.
    VDM Bonds was created in 2001 to provide fixed income liquidity in less-than-wholesale transaction sizes to banks and other intermediaries. As it has expanded its customer base and the inventory of bonds for which it offers electronically auctionable markets, its capital requirements have correspondingly increased. Van der Moolen, as a non-bank entity, became concerned that constraints on its ability to underwrite substantial further growth could prevent VDM Bonds from achieving its full potential, and began to explore partnership opportunities for the business in 2003. In the U.S., Zions Bancorporation engages in activities similar to those of VDM Bonds, and in discussion with them it soon became clear that they would be VDM Bonds' ideal partners.
    Van der Moolen will transfer its interest in VDM Bonds at book value, and in the process reduce its Balance Sheet total significantly.

    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789

    For more information about Van der Moolen, please visit www.vandermoolen.com.
    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         VAN DER MOOLEN HOLDING N.V.

      Date: January 7, 2004              By: /s/ Friedrich M.J. Bottcher
                                             ---------------------------

                                         name: Friedrich M.J. Bottcher
                                         title: Chairman of the Executive Board

                                         By: /s/ Frank F. Dorjee
                                             ---------------------------

                                         name: Frank F. Dorjee
                                         title: Chief Financial Officer
                                            Member of the Executive Board

                                         By: /s/ James P. Cleaver, Jr.
                                             ----------------------------

                                         name : James P. Cleaver, Jr.
                                         title: Member of the Executive Board

                                         By: /s/ Casper F. Rondeltap
                                             ----------------------------
                                         name : Casper F. Rondeltap
                                         title: Member of the Executive Board


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